Table of Contents
Management’s Discussion and Analysis
1.	Highlights	1
2.	Introduction	2
3.	About CAE	4
4.	Foreign exchange	10
5.	Non-GAAP and other financial measures	11
6.	Consolidated results	13
7.	Results by segment	16
8.	Consolidated cash movements and liquidity	21
9.	Consolidated financial position	22
10.	Business combinations	24
11.	Changes in accounting policies	25
12.	Controls and procedures	25
13.	Selected quarterly financial information	26
Consolidated Interim Financial Statements
Consolidated statement of financial position		27
Consolidated income statement		28
Consolidated statement of comprehensive (loss) income		29
Consolidated statement of changes in equity		30
Consolidated statement of cash flows		31
Notes to the Consolidated Interim Financial Statements
Note 1 – Nature of operations and summary of significant accounting policies		32
Note 2 – Changes in accounting policies		33
Note 3 – Net assets held for sale and discontinued operations		33
Note 4 – Business combinations		34
Note 5 – Accounts receivable		35
Note 6 – Debt facilities and finance expense – net		35
Note 7 – Government assistance		36
Note 8 – Share capital, earnings per share and dividends		36
Note 9 – Employee compensation		37
Note 10 – Other (losses) gains – net		37
Note 11 – Restructuring, integration and acquisition costs		37
Note 12 – Supplementary cash flows information		38
Note 13 – Fair value of financial instruments		38
Note 14 – Operating segments and geographic information		41
Note 15 – Related party transactions		43

Management’s Discussion and Analysis

for the three months ended June 30, 2016

1.     HIGHLIGHTS

FINANCIAL

FIRST QUARTER OF FISCAL 2017

Revenue from continuing operations lower compared to last quarter and higher compared to the first quarter of fiscal 2016

-     Consolidated revenue from continuing operations was $651.6 million this quarter, $70.9 million or 10% lower than last quarter and $94.6 million or 17% higher compared to the first quarter of fiscal 2016.

Net income attributable to equity holders of the Company from continuing operations higher compared to last quarter and the first quarter of fiscal 2016

-     Net income attributable to equity holders of the Company from continuing operations was $68.7 million (or $0.25 per share) this quarter, compared to $61.2 million (or $0.23 per share) last quarter, representing an increase of $7.5 million or 12%, and compared to $44.9 million (or $0.17 per share) in the first quarter of fiscal 2016, representing an increase of $23.8 million or 53%;

-     Specific items included in net income attributable to equity holders of the Company from continuing operations were restructuring, integration and acquisition costs of $3.1 million ($2.2 million after tax or $0.01 per share) this quarter compared to $16.8 million ($11.6 million after tax or $0.04 per share) last quarter and $7.7 million ($5.7 million after tax or $0.02 per share) in the first quarter of fiscal 2016. Net income before specific items1 was $70.9 million and earnings per share before specific items1 was $0.26 for the quarter compared to $72.8 million (or $0.27 per share) last quarter and $50.6 million (or $0.19 per share) in the first quarter of fiscal 2016.

Free cash flow1 from continuing operations at positive $15.5 million this quarter, stable compared to last quarter and higher compared to the first quarter of fiscal 2016

-     Net cash provided by continuing operating activities was $54.2 million this quarter, compared to $51.0 million last quarter and net cash used in continuing operating activities of $46.4 million in the first quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $16.1 million this quarter, $18.8 last quarter and $14.6 million in the first quarter of last year;

-     Cash dividends were $19.0 million this quarter, $19.3 million last quarter and $12.9 million in the first quarter of last year.

Capital employed1 increased by $58.2 million over last quarter

-     Non-cash working capital1 increased by $119.9 million, ending at $308.8 million;

-     Property, plant and equipment increased by $38.7 million;

-     Other long-term assets and other long-term liabilities increased by $21.7 million and $121.6 million respectively;

-     Net debt1 ended at $880.3 million this quarter compared to $787.3 million last quarter.

ORDERS1

-     The book-to-sales ratio1 for the quarter was 1.08x (Civil Aviation Training Solutions was 1.07x, Defence and Security was 1.10x and Healthcare was 1.00x). The ratio for the last 12 months was 1.14x (Civil Aviation Training Solutions was 1.22x, Defence and Security was 1.03x and Healthcare was 1.00x);

-    Total order intake was $703.0 million, compared to $889.7 million last quarter and $519.5 million in the first quarter of fiscal 2016;

-    Total backlog1, including obligated, joint venture and unfunded backlog, was $6,527.6 million as at June 30, 2016.

Civil Aviation Training Solutions

-     Civil Aviation Training Solutions obtained contracts with an expected value of $397.2 million, including contracts for 9 full-flight simulators (FFSs).

Defence and Security

-    Defence and Security won contracts valued at $283.1 million.

Healthcare

-    Healthcare order intake was valued at $22.7 million.

1 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

2.     INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2017 mean the fiscal year ending March 31, 2017;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2016;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of August 10, 2016, and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the first quarter ended June 30, 2016. We have prepared it to help you understand our business, performance and financial condition for the first quarter of fiscal 2017. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS) and based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2016, and our annual audited consolidated financial statements, which you will find in our annual report for the year ended March 31, 2016. The MD&A section of our 2016 annual report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Event after the reporting period;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

2 | CAE First Quarter Report 2017

Management’s Discussion and Analysis

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development (R&D) activities, fixed-price and long-term supply contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration, protection of our intellectual property, third-party intellectual property, loss of key personnel, environmental liabilities, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, information technology systems including cybersecurity risk, length of sales cycle, continued returns to shareholders and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, political instability, availability of capital, pension plan funding, doing business in foreign countries including corruption risk and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2016 annual report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

CAE First Quarter Report 2017 | 3

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1       Who we are

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a 70-year record of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with
8,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2       Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.

3.3      Our operations

We provide integrated training solutions to three markets globally:

-    The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

-    The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET

We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of commercial aviation training services and the second largest in business aviation training services. Our deep industry expertise and credibility, installed base, strong relationships and reputation as a trusted partner enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in
30 countries and through our broad global network of training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 269 FFSs, including those operating in our joint ventures. We offer industry-leading technology with a full solution capability to integrate flight data and simulator data to better understand the performance of trainees. We are shaping the future of training through new innovations, such as the Next Generation Training System which will improve training quality and efficiency through the integration of untapped data-driven insights into training. As the industry leader in training, we continue our strategy to recruit, develop and retain the best instructors, who represent our second largest employee group after engineers. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world with 8 academies and a fleet of over 165 aircraft. In the area of resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity and reliability are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning a number of decades of continuous use. We also provide best-in-class support with a full range of services and by leveraging our extensive worldwide network of spare parts and service teams.

4 | CAE First Quarter Report 2017

Management’s Discussion and Analysis

Market drivers

Demand for training solutions in the civil aviation market is driven by the following:

-    Pilot training and certification regulations;

-    Safety and efficiency imperatives of commercial airline operators;

-    Expected long-term global growth in air travel;

-    Growing active fleet of commercial aircraft;

-    Demand for trained aviation professionals.

Pilot training and certification regulations

Civil aviation training has a high degree of recurring business driven by a highly-regulated environment through global and national standards for pilot licensing and certification, amongst other regulatory requirements. These mandatory and recurring training requirements are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA), and Federal Aviation Administration (FAA).

Recent pilot certification processes and regulatory requirements drive more simulation-based training. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-crew Pilot License (MPL), Upset Prevention and Recovery Training (UPRT) and the Airline Transport Pilot (ATP) requirements in the U.S.

The MPL is an alternative training and licensing methodology which we offer, in addition to the ATP licence. MPL places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. On average, current MPL programs in the industry consist of two thirds of ab initio training in flight simulation training devices and the balance in actual aircraft, whereas traditional training for ab initio licences average 80% to 90% in actual trainer aircraft. CAE delivers MPL programs in Asia, the Middle East and Europe with various airlines. As the MPL methodology continues to gain momentum, it will result in increased use of simulation-based training. In line with regulatory changes proposed by national and international aviation authorities to prevent loss of control in-flight (LOC-I), we have qualified the world’s first simulators equipped with EASA-approved, FAA-approved and ICAO-compliant UPRT instructor stations. We also started offering flexible and comprehensive UPRT training solutions to our customers in business aviation, which reaffirms our leadership position in helping prevent LOC-I.

Safety and efficiency imperatives of commercial airline operators

We have large headroom in the training services market driven by a sustained secular demand for trained aviation professionals. The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives in order to achieve adequate returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environment, and the large number of new aircraft programs being executed. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Expected long-term global growth in air travel

The secular growth in air travel is resulting in higher demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 4.2% annually over the next decade. For the first six months of calendar 2016, passenger traffic increased by 6.0% compared to the first six months of calendar 2015. Certain markets continued to outperform with passenger traffic in the Middle East and Asia growing at 10.6% and 8.4% respectively, while Europe, North America and Latin America increased 3.8%, 3.7% and 3.7% respectively.

In business aviation, there is a strong relationship between the level of corporate profitability and economic growth and demand for business jet travel. According to the FAA, the total number of business jet flights, which includes all domestic and international flights, remained stable with 1.3% growth over the past 12 months. In the rest of the world, instability in emerging markets and lower oil prices have softened traffic in business aviation. According to Eurocontrol, a European Organization for the safety of air navigation, the total number of business aviation flights in Europe has declined by 1.5% in the past 12 months.

In helicopter aviation, demand is driven mainly by the level of offshore activity in the oil and gas sector, as helicopter operators catering to this sector make up the majority of a relatively small training segment. The current protracted downturn in petroleum prices has negatively impacted offshore activity for helicopter operators.

Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions or other major world events.

CAE First Quarter Report 2017 | 5

Management’s Discussion and Analysis

Growing active fleet of commercial aircraft

As an integrated training solutions provider, our long-term growth is closely tied to the active commercial aircraft fleet.

The global active commercial aircraft fleet has grown by an average of 3.2% annually over the past 20 years and is widely expected to continue to grow at an approximate average rate of 3.6% annually over the next two decades as a result of increasing emerging market and low-cost carrier demand and fleet replacement in established markets. From June 2015 to June 2016, the global commercial aircraft fleet increased by 4.1%, growing by 7.8% in Asia and 7.7% in the Middle East and increasing moderately by 2.7%, 2.5% and 1.4% in Europe, North America and Latin America respectively.

Our strong competitive moat, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines allow us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs and CAE SimfinityTM procedures trainers, in delivering training equipment solutions that address the growing training needs of airlines that continue to operate their own training centers.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years. Examples include Bombardier’s Global 7000/8000, Cessna’s Citation Longitude and Hemisphere, Dassault’s Falcon 5X, Gulfstream’s 500/600, Cirrus’ SF50 and Pilatus’ PC-24.

Our business aviation training network, comprehensive suite of training programs, key long term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Demand for trained aviation professionals

Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfill this growing capacity. Pilot supply constraints include aging crew demographics and fewer military pilots transferring to civil airlines. In a study released in 2011, ICAO reports that approximately 26,000 new pilots will be needed per year by 2030 globally to support growth in passenger travel. In support of this growth, the aviation industry will require innovative solutions to match the learning requirements of a new generation, leading to an increase in demand for simulation-based training services and products.

DEFENCE AND SECURITY MARKET

We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of integrated live, virtual and constructive (LVC) training solutions for defence forces. Most militaries leverage a combination of live training in actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. CAE is skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of LVC training to achieve mission readiness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems (UAS). Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval warfare training systems, as evidenced by the contract to provide the United Arab Emirates Navy with a comprehensive Naval Training Centre (NTC) and the recent delivery of tactical mission trainers to the Swedish Navy. We also offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. We offer training solutions to government organizations for emergency and disaster management.

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. As such, we have been increasingly pursuing programs requiring the integration of LVC training and these tend to be larger in size than programs involving only a single component of such a solution. We are a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative LVC solutions, ranging from academic, virtual and live training to immersive, networked mission rehearsal in a synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating training solutions across different business models, including government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated facilities. Our offerings include training needs analysis; instructional systems design; learning management information systems; purpose-built facilities; state-of-the-art synthetic training equipment; curriculum and courseware development; classroom, simulator, and live flying instruction; maintenance and logistics support; lifecycle support and technology insertion; and financing alternatives.

We have delivered simulation products and training systems to approximately 50 defence forces in 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. Recently, we have increased our support for live flying training, such as the live training delivered as part of the NATO Flying Training in Canada (NFTC) program, as we help our customers achieve an optimal balance across their training enterprise. We also began work on the U.S. Army’s Fixed-Wing Flight School in Dothan, Alabama which will integrate high-fidelity simulators into the live flight training curriculum.

6 | CAE First Quarter Report 2017

Management’s Discussion and Analysis

Market drivers

Demand for training solutions in the defence and security markets is driven by the following:

-    Installed base of enduring defence platforms and new customers;

-    Explicit desire of governments and defence forces to increase the use of synthetic training;

-    Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

-    Relationships with OEMs for simulation and training.

Installed base of enduring defence platforms and new customers

CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets such as the U.S. have slowed down production of new platforms and delayed new acquisition programs, which has required military forces to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Enduring platforms, such as the C-130 Hercules transport aircraft that is operated by more than 60 nations, provide a solid installed base from which to generate business. Because of our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force KC-135 Aircrew Training System and
MQ-1 Predator/MQ-9 Reaper aircrew training, and our experience on key enduring platforms, CAE is well-positioned for recurring product upgrades/updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8A, MH-60R and MQ-1/MQ-9 in global defence markets, thus providing opportunities to provide new training systems and services for platforms where CAE has significant experience.

Explicit desire of governments and defence forces to increase the use of synthetic training

One of the underlying drivers for CAE’s expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic training for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. The higher cost of live training and the desire to save aircraft for operational use are two factors prompting a greater adoption of synthetic training. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is advancing. The U.S. Navy reports the share of simulation-based training on some of their existing aircraft platforms could increase to nearly 50% by 2020, and for new aircraft such as the P-8A, the training program has been designed for approximately 70% synthetic training. Because of the high cost associated with conducting live training exercises, most defence forces are beginning to rebalance the mix of LVC training and shift more of the training curriculum to virtual and constructive simulation. An example are the contracts that CAE won under the U.S. Air Force KC-135 program to upgrade a range of KC-135 aircrew training devices so that they can be used on the U.S. Air Force’s Distributed Training Center Network, thus providing them the ability to conduct distributed, virtual tanker training.

Desire to integrate training systems to achieve efficiencies and enhanced preparedness

Increased operational tempo combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for an industry partner to help design and manage the total training system. CAE refers to this approach as training systems integration (TSI) and has positioned the Company globally as an independent, platform-independent training systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. A training systems integrator can address the overall LVC domain to deliver comprehensive training – from undergraduate individual training all the way through to operational, multi-service and joint mission training.

Attractiveness of outsourcing of training and maintenance services

Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to reduce costs while not impacting readiness and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue, which aligns directly with CAE’s strategy to grow long-term, recurring services business. We believe governments will increasingly look to industry for training solutions to achieve faster delivery, lower capital investment requirements, and training support required to achieve desired readiness levels. For example, we are continuing deliveries of new flight training devices that will support comprehensive T-44C aircrew training services for the U.S. Navy and Marine Corps. These deliveries are part of a long-term contract for CAE to provide T-44C aircrew training services under a contractor-owned contractor-operated training services program, which is one of the first of its kind in the U.S. We believe this type of training service delivery program will become increasingly attractive to defence forces globally.

CAE First Quarter Report 2017 | 7

Management’s Discussion and Analysis

Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and to integrate and network various training systems so military forces can train in a virtual world. Simulation-based technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training for mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the Royal Canadian Air Force (RCAF) has released its Simulation Strategy 2025, which specifically calls for leveraging LVC domains within a networked common synthetic environment. The RCAF is transforming its training approach from one that relies on aircraft to one that exploits new technologies to train aircrews in a simulation-focused system that creates a virtual battlespace. The U.S., U.K. and Australian defence forces have published similar strategies. We are actively promoting open, standard simulation architectures, such as the Common Database, to better enable integrated and networked mission training.

Relationships with OEMs for simulation and training

We are an important partner to OEMs because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8A maritime patrol aircraft and has subcontracted CAE to design and develop P-8A operational flight trainers for the U.S. Navy and Royal Australian Air Force. Boeing continues to market the P-8A internationally and recently signed a contract to deliver the P-8A to the U.K., which will create further opportunities for CAE. Other examples of CAE’s relationship with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which is being offered in Canada on the Fixed-Wing Search and Rescue program, Leonardo-Finmeccanica on the M-346 lead-in fighter trainer, which is being offered by a Raytheon-led team in the U.S. as the T-100 on the U.S. Air Force’s T-X program and Lockheed Martin on the C-130J Super Hercules transport aircraft, which is being acquired by several additional international militaries.

We are also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers. In addition, we have a global partnership with General Atomics to offer training solutions for the MQ-1 Predator/MQ-9 Reaper family of remotely piloted aircraft.

HEALTHCARE MARKET

We design and manufacture simulators, audiovisual and simulation centre management solutions, develop courseware and offer services for training of medical, nursing and allied healthcare students as well as clinicians in educational institutions, hospitals and defence organizations worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is growing rapidly, with simulation centres becoming the standard in nursing and medical schools.

We offer the broadest range of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions and courseware for simulation-based healthcare education and training. We have sold simulators to customers in more than 80 countries that are currently supported by our network in Australia, Brazil, Canada, Germany, Hungary, India, Singapore, U.K. and U.S. We lead the market in high-fidelity patient simulators that are uniquely powered by complex models of human physiology to mimic human responses to clinical interventions. For example, our Lucina childbirth simulator for both normal deliveries and rare maternal emergencies was designed to offer exceptional reliability and realism in the high-fidelity patient simulation market. Our offerings include ongoing service, support and unlimited, exclusive access to training. We provide comprehensive simulation centre management solutions for healthcare, where we are a market leader.

Through our Healthcare Academy, we are the only company to deliver peer-to-peer training at customer sites and in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than
500 Simulated Clinical Experience (SCE) courseware packages for our customers. Our Academy partnered with the International Nursing Association for Clinical Simulation and Learning (INACSL) to develop a fellowship program based on international best practices in healthcare simulation with cohorts in the U.S., U.K and United Arab Emirates.

We offer turnkey solutions, project management and professional services for healthcare simulation programs, and collaborate with medical device companies and professional associations to develop innovative and custom training solutions. For example, we recently partnered with the American Society of Anesthesiologists to develop screen-based simulation training for practicing physicians. This new platform, expected to launch in early calendar 2017, will deliver Maintenance of Certification in Anesthesiology (MOCA) education and allow us to expand access to simulation-based clinical training. Furthermore, through an industry partnership with a medical device company, we developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers.

8 | CAE First Quarter Report 2017

Management’s Discussion and Analysis

Market drivers

Demand for our simulation products and services in the healthcare market is driven by the following:

-    Increasing use of simulation in healthcare;

-    Growing emphasis on patient safety and outcomes;

-    Limited access to live patients during training;

-    Medical technology revolution.

Increasing use of simulation in healthcare

Third-party assessments of the global healthcare simulation market, which includes products and services, valued the market at approximately $860 million in 2014 with double digit annual growth projected. North America is the largest market for healthcare simulation, followed by Europe and Asia. International demand for simulation-based training is accelerating, and we are reaching new and emerging markets through more than 65 distributors worldwide. The healthcare simulation market is segmented by high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. In the U.S., significant demand for healthcare services is driven by, among other factors, longer life expectancy and the baby boomer generation, resulting in higher healthcare spending. The U.S. Centers for Medicare and Medicaid Services (CMS) projects that annual national health spending will grow at an average rate of 5.8% annually over the next decade. Increasingly, hospitals are given incentives to become safer and more efficient which will drive higher demand for training. There is a growing body of evidence demonstrating that medical simulation improves patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs.

Growing emphasis on patient safety and outcomes

According to a new study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors in hospitals and other healthcare facilities are the third-leading cause of death in the U.S. Training through the use of simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery (FLS) and Advanced Trauma Life Support (ATLS). Moreover, the Accreditation Council for Graduate Medical Education (ACGME) is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

Limited access to live patients during training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision-making skills. The use of simulation in professional education programs complements traditional learning and allows students exposure and practice to hone their clinical and critical thinking skills for high risk, low frequency events. In 2014, the U.S. National Council of State Boards of Nursing (NCSBN) released a groundbreaking study on the effectiveness of simulation training in pre-licensure nursing programs. Among the findings, nursing students who spent up to 50 percent of clinical hours in high-quality simulation were as well-prepared for professional practice as those whose experiences were drawn from traditional clinical practice.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and OB/GYN medicine. The training and education model is evolving, as evidenced by military branches around the world and most recently the U.S. Pentagon, prohibiting the use of live tissue testing in most medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, interprofessional team training, major disaster response and anaesthesia administration.

Medical technology revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as Intra-Cardiac Echocardiography (ICE), cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a Partner of Choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for new technologies.

CAE First Quarter Report 2017 | 9

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31
	2016	2016	Decrease
U.S. dollar (US$ or USD)	1.30	1.30	-
Euro (€ or EUR)	1.44	1.48	(3%)
British pound (£ or GBP)	1.72	1.87	(8%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	June 30	March 31		June 30	Increase /
	2016	2016	Decrease	2015	(decrease)
U.S. dollar (US$ or USD)	1.29	1.38	(7%)	1.23	5%
Euro (€ or EUR)	1.46	1.52	(4%)	1.36	7%
British pound (£ or GBP)	1.85	1.97	(6%)	1.88	(2%)

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $16.3 million and an increase in net income of $1.5 million, when compared to the first quarter of fiscal 2016. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s first quarter and comparing these adjusted amounts to our current quarter reported results.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons. We apply net investment hedge accounting to hedge our net investments in our U.S. entities. We have designated a portion of the principal amount of our U.S. dollar private placements as the hedging item of those investments.

-    Our production operations outside of Canada (Australia, Germany, India, U.K. and U.S.)

Most of the revenue and costs in these foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operations’ net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our production operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for cash balances, receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure.

To this effect, we continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement. This residual exposure may be higher when currencies experience significant short term volatility. With respect to the remaining expected future revenues, our operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to minimize the impact foreign exchange market fluctuations may have, we also hedge some of the foreign currency costs incurred in our manufacturing process.

10 | CAE First Quarter Report 2017

Management’s Discussion and Analysis

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

Backlog

Obligated backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the Civil Aviation Training Solutions segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract and includes the value of expected future revenues. Expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-     For the Defence and Security segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in obligated backlog when the customer has authorized the contract item and has received funding for it;

-     For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue and consequently, backlog is nil.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Earnings per share (EPS) before specific items

Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring, integration and acquisition costs, net of tax, and one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

CAE First Quarter Report 2017 | 11

Management’s Discussion and Analysis

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net income before specific items

Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring, integration and acquisition costs, net of tax, and one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate

Utilization rate is an operating measure we use to assess the performance of our Civil simulator training network. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

12 | CAE First Quarter Report 2017

Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS2

6.1       Results from operations – first quarter of fiscal 2017

(amounts in millions, except per share amounts)		Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016
Revenue		$651.6	722.5	616.3	616.8	557.0
Cost of sales		$461.6	511.9	447.8	457.6	399.4
Gross profit[2]		$190.0	210.6	168.5	159.2	157.6
As a % of revenue	%	29.2	29.1	27.3	25.8	28.3
Research and development expenses[2]		$25.0	26.5	20.0	20.3	20.8
Selling, general and administrative expenses		$80.6	88.9	81.5	69.3	71.8
Other gains – net		$2.7	(10.8)	(6.7)	(2.0)	(4.7)
After tax share in profit of equity accounted investees		$(10.4)	(10.6)	(12.9)	(8.4)	(11.5)
Restructuring, integration and acquisition costs		$3.1	16.8	2.0	2.4	7.7
Operating profit [2]		$89.0	99.8	84.6	77.6	73.5
As a % of revenue	%	13.7	13.8	13.7	12.6	13.2
Finance income		$(2.3)	(2.8)	(2.4)	(2.3)	(2.0)
Finance expense		$22.0	21.2	21.4	21.4	20.7
Finance expense – net		$19.7	18.4	19.0	19.1	18.7
Earnings before income taxes and discontinued operations		$69.3	81.4	65.6	58.5	54.8
Income tax (recovery) expense		$(0.1)	19.3	8.5	(17.2)	9.8
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		-	24	13	(29)	18
Earnings from continuing operations		$69.4	62.1	57.1	75.7	45.0
(Loss) earnings from discontinued operations		$(0.1)	(2.4)	(0.2)	(6.5)	(0.5)
Net income		$69.3	59.7	56.9	69.2	44.5
Attributable to:
Equity holders of the Company
Continuing operations		$68.7	61.2	57.9	75.3	44.9
Discontinued operations		$(0.1)	(2.4)	(0.2)	(6.5)	(0.5)
		$68.6	58.8	57.7	68.8	44.4
Non-controlling interests		$0.7	0.9	(0.8)	0.4	0.1
		$69.3	59.7	56.9	69.2	44.5
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted - continuing operations		$0.25	0.23	0.21	0.28	0.17
Basic and diluted - discontinued operations		$-	(0.01)	-	(0.02)	-
		$0.25	0.22	0.21	0.26	0.17

CAE First Quarter Report 2017 | 13

2 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

Revenue from continuing operations was 10% lower than last quarter and 17% higher than the first quarter of fiscal 2016

Revenue from continuing operations was $70.9 million lower than last quarter mainly because:

-     Defence and Security revenue decreased by $36.4 million, or 12%, mainly due to lower revenue from North American programs resulting from a higher level of activity in the previous quarter, and an unfavourable foreign exchange impact on the translation of foreign operations. The decrease was partially offset by higher revenue from Middle Eastern programs;

-     Civil Aviation Training Solutions revenue decreased by $21.4 million, or 5%, mainly due to lower revenue from our manufacturing facility due to the timing of sales of partially manufactured simulators and an unfavourable foreign exchange impact on the translation of foreign operations, partially offset by the integration into our results of the revenues from Lockheed Martin Commercial Flight Training (LMCFT) acquired this quarter and higher FFS utilization;

-     Healthcare revenue decreased by $13.1 million, or 37%, mainly due to lower revenue from patient simulators and simulation centre management solutions due, in part, to higher volume from our international customers last quarter.

Revenue from continuing operations was $94.6 million higher than the first quarter of fiscal 2016 largely because:

-     Defence and Security revenue increased by $60.4 million, or 31%, mainly due to the integration into our results of the revenues from BMAT acquired in the second quarter of last year, higher revenue from European and Middle Eastern programs and a favourable foreign exchange impact on the translation of foreign operations;

-     Civil Aviation Training Solutions revenue increased by $35.4 million, or 11%, mainly due to a favourable foreign exchange impact on the translation of foreign operations, the integration into our results of LMCFT and higher FFS utilization;

-     Healthcare revenue decreased by $1.2 million, or 5%, mainly due to lower revenue from simulation centre management solutions and patient simulators, partially offset by an increase in revenue from interventional simulators driven by key partnerships with OEMs.

You will find more details in Results by segment.

Segment operating income3 was $24.5 million lower than last quarter and $10.9 million higher compared to the first quarter of fiscal 2016

Operating profit this quarter was $89.0 million, or 13.7% of revenue, compared to $99.8 million or 13.8% of revenue last quarter and $73.5 million, or 13.2% of revenue in the first quarter of fiscal 2016. Restructuring, integration and acquisition costs of $3.1 million were recorded this quarter compared to $16.8 million last quarter and $7.7 million in the first quarter of last year. Segment operating income was $92.1 million this quarter compared to $116.6 million last quarter and $81.2 million in the first quarter of fiscal 2016.

Segment operating income was $24.5 million or 21% lower compared to last quarter. Decreases in segment operating income were $11.2 million, $9.7 million and $3.6 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

Segment operating income was $10.9 million or 13% higher compared to the first quarter of fiscal 2016. Increases in segment operating income of $6.8 million for Civil Aviation Training Solutions and $4.8 million for Defence and Security were partially offset by a decrease of $0.7 million for Healthcare.3

You will find more details in Restructuring, integration and acquisition costs and Results by segment.

Net finance expense was $1.3 million higher compared to last quarter and $1.0 million higher compared to the first quarter of fiscal 2016

The increase over last quarter and the first quarter of fiscal 2016 was mainly due to higher finance expense on royalty obligations and other debt. The increase was partially offset by lower interest expense on long-term debt as a result of a repayment, at the end of the quarter, of senior notes issued by way of a private placement.

Income tax rate was nil this quarter

Income tax recovery this quarter was $0.1 million, representing an effective tax rate of nil, compared to an effective tax rate of 24% last quarter and 18% for the first quarter of fiscal 2016.

The lower tax rate this quarter compared to last quarter and the first quarter of fiscal 2016 was mainly due to the recognition of previously unrecognized deferred tax assets in Brazil as well as a change in the mix of income from various jurisdictions. If not for these deferred tax assets, the income tax rate would have been 14% this quarter.

14 | CAE First Quarter Report 2017

3 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

6.2       Restructuring, integration and acquisition costs

During the first quarter of fiscal year 2016, we implemented a process improvement program to realize the benefits from the transformation of our production processes and product offering to further strengthen our competitive position, which has resulted in a reduction of our workforce. Restructuring costs related to this process improvement program of $0.5 million, after-tax, consisting mainly of severances and other related costs, were included in net income during the quarter.

On May 2, 2016, we acquired 100% of the shares of LMCFT, a provider of aviation simulation training equipment and services. Costs of $1.7 million, after-tax, for restructuring, integration and acquisition activities were included in net income during the quarter in relation to this acquisition. Restructuring costs consist mainly of severances and other related costs, including the associated employee benefits obligation expense.  Integration costs represent incremental costs directly related to the integration of LMCFT within our ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities. Acquisition costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

You can find more details in Note 11 of our consolidated interim financial statements.

6.3       Consolidated orders and total backlog

Our total consolidated backlog was $6,527.6 million at the end of this quarter. New orders of $703.0 million were added this quarter and $651.6 million in revenue was generated from our obligated backlog. The adjustment of $45.5 million includes $117.8 million in backlog added as a result of the acquisition of LMCFT this quarter, partially offset by foreign exchange movements and the cancellation of an order from a previous year within our Civil Aviation Training Solutions segment. Our joint venture backlog4 was $579.9 million and our unfunded backlog4 was $785.9 million.4

Total backlog up 2% over last quarter

Three months ended
(amounts in millions)	June 30, 2016
Obligated backlog, beginning of period	$5,064.9
+ orders	703.0
- revenue	(651.6)
+ / - adjustments	45.5
Obligated backlog, end of period	$5,161.8
Joint venture backlog (all obligated)	579.9
Unfunded backlog	785.9
Total backlog	$6,527.6

The book-to-sales ratio for the quarter was 1.08x. The ratio for the last 12 months was 1.14x.

You will find more details in Results by segment.

CAE First Quarter Report 2017 | 15

4 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT

We manage our business and report our results in three segments:

-    Civil Aviation Training Solutions;

-    Defence and Security;

-    Healthcare.5

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016

Civil Aviation Training Solutions		$63.8	75.0	55.3	50.1	57.0
	%	17.2	19.1	16.5	13.7	17.0

Defence and Security		$28.4	38.1	29.7	28.4	23.6
	%	11.0	13.0	11.7	12.6	12.0

Healthcare		$(0.1)	3.5	1.6	1.5	0.6
	%	-	9.8	5.7	5.9	2.5
Total segment operating income (SOI)		$92.1	116.6	86.6	80.0	81.2
Restructuring, integration and acquisition costs		$(3.1)	(16.8)	(2.0)	(2.4)	(7.7)
Operating profit		$89.0	99.8	84.6	77.6	73.5

Capital employed5

(amounts in millions)	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016

Civil Aviation Training Solutions	$2,027.4	2,017.1	2,022.6	2,075.1	2,023.0

Defence and Security	$823.6	720.3	745.7	746.3	749.4

Healthcare	$210.4	206.0	218.2	210.4	197.8

	$3,061.4	2,943.4	2,986.5	3,031.8	2,970.2

16 | CAE First Quarter Report 2017

5 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

7.1       Civil Aviation Training Solutions

FIRST QUARTER OF FISCAL 2017 NEW INITIATIVES

Expansions

-     We integrated six FFSs into our training network following the completion of our acquisition of LMCFT. The FFSs are located in South Korea, Brazil and Turkey;

-     Our joint venture Embraer-CAE Training Services announced an expansion of its training programs for Embraer Phenom 100 and Phenom 300 pilots and maintenance technicians through the addition of a new location in Amsterdam. The program is expected to be ready for training in the first quarter of 2018;

-     We inaugurated a new Airbus A330 CAE 7000XR Series FFS in Selangor, Malaysia at the Asian Aviation Centre of Excellence (AACE) with Air Asia, our joint venture partner;

-     We inaugurated, together with the Hibernia Management and Development Company Ltd. and the Research & Development Corporation, a new helicopter training and R&D centre in Newfoundland and Labrador featuring the first civilian Level D helicopter simulator with night vision in Canada.

New programs and products

-     We announced that our business aviation Upset Prevention and Recovery Training (UPRT) program is ready for training, reaffirming our leadership position in helping prevent Loss of Control In-Flight;

-     We achieved EASA and FAA Level D qualification for the Gulfstream G650 FFS, located at the Emirates-CAE Flight Training centre in Dubai, UAE;

-     We initiated the Next Generation Training System and subsequent to June 30, 2016, launched the validation phase with AirAsia, focusing on the validation and refinement of the system’s new training capabilities for pilot critical skill performance.

ORDERS

Civil Aviation Training Solutions obtained6contracts this quarter expected to generate future revenues of $397.2 million including contracts for 9 FFSs.

FFS contracts awarded for the quarter:

-     Three FFSs, namely one Airbus A320, one Airbus A350 and one Boeing 787 to AACE, a joint venture between CAE and AirAsia;

-     One Airbus A320 FFS and one Airbus A320 flight training device to ChongQing Yu Xiang Aviation;

-     Five FFSs, namely a Boeing 737NG, an Airbus A320, an Airbus A330/A340, a Bombardier Global 7000 and a Cessna M2 to undisclosed customers in North America, the Middle East and Asia.

Other notable contract awards for the quarter included:

-     An exclusive long-term renewal contract with Asiana Airlines for Airbus A330 training equipment services;

-     A new exclusive long-term contract with Vietnam Airlines for Airbus A320, Airbus A350 and Boeing 787 pilot training services;

-     A cadet training program extension with Shenzhen Airlines for the creation of additional pilots;

-     A cadet training program extension, in partnership with Buckinghamshire New University, as part of the new edition of our Modular Waypoint Plus Pilot Programme;

-     A contract extension with Turkish Airlines for Airbus A320, Airbus A330/340, Boeing 777 and Boeing 737NG pilot training services;

-     A new EASA Airline Transport Pilot Licence (ATPL) Integrated Training programme with CityJet as part of the Climb High Mentored Cadet Programme;

-     A long-term renewal contract with Jet Airways of India for training centre operations and technical support services.

Financial results
(amounts in millions, except operating margins, SEU, FFSs deployed and utilization rate)		Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016
Revenue		$371.6	393.0	334.7	365.2	336.2
Segment operating income		$63.8	75.0	55.3	50.1	57.0
Operating margins	%	17.2	19.1	16.5	13.7	17.0
Depreciation and amortization		$35.6	34.8	34.5	33.4	31.1
Property, plant and equipment expenditures		$30.6	29.6	21.3	20.6	21.4
Intangible assets and other assets expenditures		$5.1	8.3	7.6	10.6	7.2
Capital employed		$2,027.4	2,017.1	2,022.6	2,075.1	2,023.0
Total backlog		$3,221.6	3,078.6	3,085.6	3,003.1	2,789.4
SEU[6]		209	205	205	202	203
FFSs deployed		269	261	258	259	258
Utilization rate[6]	%	79	76	73	64	73

CAE First Quarter Report 2017 | 17

6 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

Revenue down 5% from last quarter and up 11% over the first quarter of fiscal 2016

The decrease from last quarter was mainly due to lower revenue from our manufacturing facility due to the timing of sales of partially manufactured simulators and an unfavourable foreign exchange impact on the translation of foreign operations, partially offset by the integration into our results of the revenues from LMCFT acquired this quarter and higher FFS utilization.

The increase over the first quarter of fiscal 2016 was mainly due to a favourable foreign exchange impact on the translation of foreign operations, the integration into our results of LMCFT and higher FFS utilization.

Segment operating income down 15% from last quarter and up 12% over the first quarter of fiscal 2016

Segment operating income was $63.8 million (17.2% of revenue) this quarter, compared to $75.0 million (19.1% of revenue) last quarter and $57.0 million (17.0% of revenue) in the first quarter of fiscal 2016.

Segment operating income decreased by $11.2 million, or 15%, from last quarter. The decrease was mainly attributable to lower revenue from our manufacturing facility, as mentioned above, and the mix of services, partially offset by higher FFS utilization.

Segment operating income increased by $6.8 million, or 12%, over the first quarter of fiscal 2016. The increase was mainly due to higher FFS utilization and a favourable foreign exchange impact from operations. The increase was partially offset by an unfavourable foreign exchange impact from the revaluation of our non-cash working capital accounts and the mix of services.

Property, plant and equipment expenditures at $30.6 million this quarter

Maintenance capital expenditures were $12.2 million for the quarter and growth capital expenditures were $18.4 million.

Capital employed increased by $10.3 million over last quarter

The increase in capital employed was mainly due to the acquisition of LMCFT during the quarter which resulted in an increase in non-cash working capital, higher property, plant and equipment and higher intangible assets, partially offset by higher other long-term liabilities.

Total backlog was $3,221.6 million at the end of the quarter
Three months ended
(amounts in millions)	June 30, 2016
Obligated backlog, beginning of period	$2,623.3
+ orders	397.2
- revenue	(371.6)
+ / - adjustments	82.5
Obligated backlog, end of period	$2,731.4
Joint venture backlog (all obligated)	490.2
Total backlog	$3,221.6

The adjustment includes $117.8 million in backlog added as a result of the acquisition of LMCFT this quarter, partially offset by foreign exchange movements and the cancellation of an order from a previous year.

This quarter's book-to-sales ratio was 1.07x. The ratio for the last 12 months was 1.22x.

18 | CAE First Quarter Report 2017

Management’s Discussion and Analysis

7.2       Defence and Security

FIRST QUARTER OF FISCAL 2017 NEW INITIATIVES

Expansions

-     We began delivery of the Naval Warfare Training System to the Swedish Navy and following acceptance, will commence the provision of training support services;

-     We started construction of a new training center in Dothan, Alabama for the U.S. Army Fixed-Wing Flight Training program.

New programs and products

-      We signed a Memorandum of Understanding with Draken International to pursue global opportunities related to the provision of advanced adversary and aggressor air training services.

ORDERS

Defence and Security was awarded $283.1 million in orders this quarter, including notable contract awards from:

-     The General Headquarters (GHQ) of the United Arab Emirates (UAE) Armed Forces to design and develop a comprehensive Naval Training Centre for the UAE Navy;

-     The GHQ of the UAE to provide the UAE Joint Aviation Command with a suite of helicopter simulators and training devices for the NorthStar Aviation 407 Multi-Role Helicopter as well as the Sikorsky UH-60M Armed Black Hawk;

-     Lockheed Martin to provide Airbus Helicopters H135/H145 synthetic training equipment in support of the United Kingdom's Military Flying Training System program;

-     Lockheed Martin to continue providing in-service support for the Royal Canadian Air Force's (RCAF) CC-130J aircraft maintenance technician training program;

-     L-3 MAS, a subsidiary of L-3 Communications, to continue providing a range of in-service support solutions for the RCAF’s CF-18 aircraft.

Financial results
(amounts in millions, except operating margins)		Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016
Revenue		$257.3	293.7	253.3	226.2	196.9
Segment operating income		$28.4	38.1	29.7	28.4	23.6
Operating margins	%	11.0	13.0	11.7	12.6	12.0
Depreciation and amortization		$17.9	20.7	17.0	16.6	15.5
Property, plant and equipment expenditures		$23.6	9.4	7.4	4.3	1.8
Intangible assets and other assets expenditures		$4.7	8.1	3.7	3.8	2.0
Capital employed		$823.6	720.3	745.7	746.3	749.4
Total backlog		$3,306.0	3,294.0	3,281.6	3,378.9	2,642.9

Revenue down 12% from last quarter and up 31% compared to the first quarter of fiscal 2016

The decrease from last quarter was mainly due to lower revenue from North American programs resulting from a higher level of activity in the previous quarter, and an unfavourable foreign exchange impact on the translation of foreign operations. The decrease was partially offset by higher revenue from Middle Eastern programs.

Revenue increased compared to the first quarter of fiscal 2016. The increase was mainly due to the integration into our results of the revenues from BMAT acquired in the second quarter of last year, higher revenue from European and Middle Eastern programs and a favourable foreign exchange impact on the translation of foreign operations.

Segment operating income down 25% from last quarter and up 20% over the first quarter of fiscal 2016

Segment operating income was $28.4 million (11.0% of revenue) this quarter, compared to $38.1 million (13.0% of revenue) last quarter and $23.6 million (12.0% of revenue) in the first quarter of fiscal 2016.

Segment operating income decreased by $9.7 million, or 25%, from last quarter. The decrease was mainly due to the benefit recognized last quarter on the renegotiation of long-term royalty obligations and partially offset by an unfavourable tax assessment in one of our joint ventures and the loss on disposal of assets related to our process improvement plan recognized last quarter. Segment operating income was also lower due to lower volume on North American programs and lower margins on Asian programs, partially offset by lower selling, general and administrative expenses.

Segment operating income increased by $4.8 million, or 20%, over the first quarter of fiscal 2016.  The increase was mainly due to higher margins on North American programs and the integration into our results of BMAT. The increase was partially offset by higher investment tax credits claimed during the first quarter of last year, higher selling, general and administrative expenses and higher net research and development expenses.

Capital employed increased by $103.3 million over last quarter

The increase over last quarter was mainly due to higher non-cash working capital mainly as a result of lower accounts payable and accrued liabilities and an increase in contracts in progress assets.  Capital employed also increased due to higher property, plant and equipment and lower other long-term liabilities.

CAE First Quarter Report 2017 | 19

Management’s Discussion and Analysis

Total backlog stable compared to last quarter
Three months ended
(amounts in millions)	June 30, 2016
Obligated backlog, beginning of period	$2,441.6
+ orders	283.1
- revenue	(257.3)
+ / - adjustments (mainly F/X)	(37.0)
Obligated backlog, end of period	$2,430.4
Joint venture backlog (all obligated)	89.7
Unfunded backlog	785.9
Total backlog	$3,306.0

This quarter's book-to-sales ratio was 1.10x. The ratio for the last 12 months was 1.03x.

This quarter, $37.9 million was added to the unfunded backlog and $11.5 million was transferred to obligated backlog.

7.3       Healthcare

FIRST QUARTER OF FISCAL 2017 EXPANSIONS AND NEW INITIATIVES

Expansions

-     We signed a distribution agreement with Simulaids, one of largest simulation task trainer providers in the world, to distribute our line of Blue Phantom ultrasound training models in the U.S.;

-     We expanded our global reach, selling our first two patient simulators in Myanmar.

ORDERS

CAE Healthcare sales this quarter included:

-     An extension of a custom training solution for a global medical device company;

-     Nine ultrasound simulators with pathologies to a polytechnic institute in Canada;

-     Two interventional simulators and four patient simulators to a medical device company in South Africa;

-     Four patient simulators with courseware to a community college in Canada;

-     Two patient simulators, an interventional simulator, an ultrasound simulator and an audiovisual solution to a medical academy in India.

Financial results
(amounts in millions, except operating margins)		Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016
Revenue		$22.7	35.8	28.3	25.4	23.9
Segment operating (loss) income		$(0.1)	3.5	1.6	1.5	0.6
Operating margins	%	-	9.8	5.7	5.9	2.5
Depreciation and amortization		$3.3	3.6	3.7	3.4	3.5
Property, plant and equipment expenditures		$0.5	0.8	0.5	0.3	0.4
Intangible assets and other assets expenditures		$1.1	0.4	0.9	0.8	0.5
Capital employed		$210.4	206.0	218.2	210.4	197.8

Revenue down 37% from last quarter and down 5% compared to the first quarter of fiscal 2016

The decrease from last quarter was mainly due to lower revenue from patient simulators and simulation centre management solutions due, in part, to higher volume from our international customers last quarter.

The decrease from the first quarter of fiscal 2016 was mainly due to lower revenue from simulation centre management solutions and patient simulators, partially offset by an increase in revenue from interventional simulators driven by key partnerships with OEMs.

20 | CAE First Quarter Report 2017

Management’s Discussion and Analysis

Segment operating income down from last quarter and the first quarter of fiscal 2016

Segment operating loss was $0.1 million this quarter, compared to segment operating income of $3.5 million (9.8% of revenue) last quarter and $0.6 million (2.5% of revenue) in the first quarter of fiscal 2016.

Segment operating income was lower compared to last quarter and the first quarter of last year mainly due to lower revenue, as mentioned above.

Capital employed increased by $4.4 million over last quarter

The increase over last quarter was mainly due to higher non-cash working capital mainly as a result of lower accounts payable and accrued liabilities and higher inventory, partially offset by lower accounts receivable due to cash collections.

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7

8.1    Consolidated cash movements

(amounts in millions)	Q1-2017	Q4-2016	Q1-2016
Cash provided by continuing operating activities*	$106.8	$100.3	$66.8
Changes in non-cash working capital	(52.6)	(49.3)	(113.2)
Net cash provided by (used in) continuing operating activities	$54.2	$51.0	$(46.4)
Maintenance capital expenditures[7]	(14.5)	(12.7)	(12.3)
Other assets	(1.6)	(6.1)	(2.3)
Proceeds from the disposal of property, plant and equipment	1.1	0.3	0.1
Net (payments to) proceeds from equity accounted investees	(6.1)	(1.3)	0.3
Dividends received from equity accounted investees	1.4	0.9	12.3
Dividends paid	(19.0)	(19.3)	(12.9)
Free cash flow from continuing operations [7]	$15.5	$12.8	$(61.2)
Growth capital expenditures [7]	(40.2)	(27.1)	(11.3)
Capitalized development costs	(8.4)	(12.4)	(7.1)
Common shares repurchased	(18.5)	(7.7)	-
Other cash movements, net	7.1	1.8	11.6
Business combinations, net of cash and cash equivalents acquired	(10.9)	0.3	(0.7)
Proceeds from disposal of discontinued operations	-	1.2	-
Effect of foreign exchange rate changes on cash and cash equivalents	(6.5)	(16.1)	(0.5)
Net (decrease) increase in cash before proceeds and repayment
of long-term debt	$(61.9)	$(47.2)	$(69.2)
* before changes in non-cash working capital

Free cash flow from continuing operations of positive $15.5 million this quarter

Free cash flow was higher compared to last quarter mainly due an increase in cash provided by continuing operating activities, partially offset by a higher investment in non-cash working capital.  Continuing operating activities generated $106.8 million of cash during the first quarter, an increase of $6.5 million compared with the previous quarter.

The increase in free cash flow compared to the first quarter of fiscal 2016 was mainly attributable to a lower investment in non-cash working capital and an increase in cash provided by continuing operating activities.

Capital expenditures of $54.7 million this quarter

Growth capital expenditures were $40.2 million this quarter and maintenance capital expenditures were $14.5 million.

CAE First Quarter Report 2017 | 21

7 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION8

9.1       Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2016	2016
Use of capital:
Current assets	$1,676.9	$1,749.6
Less: cash and cash equivalents	(345.0)	(485.6)
Less: net assets held for sale	(1.0)	(1.5)
Current liabilities	(1,071.2)	(1,192.9)
Less: current portion of long-term debt	49.1	119.3
Non-cash working capital[8]	$308.8	$188.9
Net assets held for sale	1.0	1.5
Property, plant and equipment	1,511.8	1,473.1
Other long-term assets	1,795.7	1,774.0
Other long-term liabilities	(831.5)	(709.9)
Total capital employed	$2,785.8	$2,727.6
Source of capital:
Current portion of long-term debt	$49.1	$119.3
Long-term debt	1,176.2	1,153.6
Less: cash and cash equivalents	(345.0)	(485.6)
Net debt[8]	$880.3	$787.3
Equity attributable to equity holders of the Company	1,853.8	1,888.7
Non-controlling interests	51.7	51.6
Source of capital	$2,785.8	$2,727.6

Capital employed increased $58.2 million over last quarter

The increase was mainly due to a higher investment in non-cash working capital, higher property, plant and equipment and other long-term assets, partially offset by an increase in other long-term liabilities.

Our return on capital employed8 (ROCE) was 11.5% this quarter, compared to 10.6% last quarter.

Non-cash working capital increased $119.9 million over last quarter

The increase was mainly due to lower accounts payable and accrued liabilities and an increase in inventories due in part to the acquisition of LMCFT this quarter, partially offset by an increase in contracts in progress liabilities.

Other long-term liabilities up $121.6 million over last quarter

Other long-term liabilities were higher compared to last quarter mainly due to an increase in our employee benefit obligations resulting primarily from a decrease in the discount rate. The increase was also due to higher long-term provisions and higher deferred gains and other non-current liabilities as a result of the acquisition of LMCFT this quarter.

Property, plant and equipment up $38.7 million over last quarter

The increase was primarily due to capital expenditures and the acquisition of LMCFT, partially offset by depreciation and movements in foreign exchange rates.

Other long-term assets up $21.7 million over last quarter

The increase was mainly due to higher intangible assets as a result of the acquisition of LMCFT as well as a higher investment in deferred development costs, partially offset by amortization and movements in foreign exchange rates. The increase was also due to a higher investment in equity accounted investees as a result of increased profitability, partially offset by movements in foreign exchange rates.

CAE First Quarter Report 2017 | 22

8 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions, except net debt-to-capital)	June 30, 2016
Net debt, beginning of period	$787.3
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	61.9
Effect of foreign exchange rate changes on long-term debt	0.8
Impact from business combinations	25.8
Other	4.5
Increase in net debt during the period	$93.0
Net debt, end of period	$880.3
Net debt-to-capital[9]	% 31.6

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

We also have an agreement to sell certain of our accounts receivable (current financial assets program) for an amount up to US $150.0 million.

As part of the acquisition of LMCFT, we acquired leases for simulators in Asia. This represents a finance lease obligation of $26.3 million as at June 30, 2016.

In June 2016, we repaid $73.5 million of our senior notes issued by way of a private placement.

We have certain debt agreements which require the maintenance of standard financial covenants. As at June 30, 2016, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the repurchase of common shares and the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity decreased by $34.8 million this quarter

The decrease in equity was mainly due to defined benefit plan remeasurements of $44.2 million, an unfavourable foreign currency translation of $32.6 million, dividends of $19.0 million and common shares repurchased and cancelled pursuant to our normal course issuer bid (NCIB) of $18.5 million. The decrease was partially offset by net income of $69.3 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 269,097,176 common shares issued and outstanding as at June 30, 2016 with total share capital of $608.8 million. In addition, we had 6,106,950 options outstanding under the Employee Stock Option Plan (ESOP).

As at July 31, 2016, we had a total of 268,746,026 common shares issued and outstanding and 6,022,175 options outstanding under the ESOP.9

Repurchase and cancellation of shares

On February 19, 2016, we announced that we received approval from the Toronto Stock Exchange (TSX) to purchase, by way of a NCIB, up to 5,398,643 of our common shares, representing 2% of our 269,932,164 issued and outstanding common shares as of February 12, 2016. The NCIB began on February 23, 2016 and will end on February 22, 2017 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases are made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with TSX’s applicable policies. All common shares purchased pursuant to the NCIB were cancelled.

During the three months ended June 30, 2016, we repurchased and cancelled a total of 1,195,300 common shares under the NCIB, at a weighted average price of $15.50 per common share, for a total consideration of $18.5 million. The excess of the shares’ repurchase value over their carrying amount of $15.8 million was charged to retained earnings as share repurchase premiums.

9 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

10.  BUSINESS COMBINATIONS

On May 2, 2016, we acquired 100% of the shares of Lockheed Martin Commercial Flight Training (LMCFT), a provider of aviation simulation training equipment and services for a purchase consideration of $25.7 million. The transaction includes cash remaining in the company at closing. With this acquisition, we will expand our customer installed base of commercial flight simulators and obtain a number of useful assets including FFSs, simulator parts and equipment, facilities, technology and a talented workforce. Total acquisition costs incurred during the first quarter and relating to LMCFT amount to $0.2 million and were included in restructuring, integration and acquisition costs in the consolidated income statement.

The preliminary determination of the fair value of the identifiable assets acquired and liabilities assumed is included in the table below. The fair value of the acquired identifiable intangible assets and goodwill of $20.6 million is provisional until the valuation for those assets are finalized. The preliminary goodwill of $2.7 million arising from the acquisition of LMCFT is attributable to the advantages gained, which include:

−    Expansion of CAE’s customer installed base of commercial flight simulators;

−    Experienced workforce with subject matter expertise.

The fair value and the gross contractual amount of the acquired accounts receivable were $8.6 million.

The revenue and segment operating income included in the consolidated income statement from LMCFT since the acquisition date is $11.6 million and $0.9 million respectively. Had LMCFT been consolidated from April 1, 2016, the consolidated income statement would have shown revenue and segment operating income of $13.4 million and $1.1 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE. The amounts are provided as supplemental information and are not indicative of our future performance.

Net assets acquired and liabilities assumed arising from the acquisition are as follows:

Total
Current assets (1)	$66.7
Current liabilities	(60.0)
Property, plant and equipment	39.7
Non-current assets	5.9
Intangible assets(2)	20.6
Non-current liabilities	(62.0)
Fair value of the net assets acquired, excluding cash and cash equivalents	$10.9
Cash and cash equivalents acquired	12.6
Total purchase consideration, settled in cash	$23.5
Transaction costs paid on behalf of the seller	2.2
Total purchase consideration	$25.7

(1) Excluding cash on hand.
(2) Goodwill, included in intangible assets, is not deductible for tax purposes.

The net assets, including goodwill, of LMCFT are included in the Civil Aviation Training Solutions segment.

Changes in goodwill are as follows:

Three months ended June 30	2016	2015
Net book value, beginning of period	$556.6	$487.4
Acquisition of subsidiaries	2.7	-
Exchange differences	(5.4)	(0.5)
Net book value, end of period	$553.9	$486.9

24 | CAE First Quarter Report 2017

Management’s Discussion and Analysis

11.  CHANGES IN ACCOUNTING POLICIES

New and amended standards adopted

The amendments to IFRS effective for the fiscal year 2017 have no material impact on our consolidated financial statements results.

New and amended standards not yet adopted

IFRS 9 - Financial Instruments

In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on the characteristics of the contractual cash flows of the financial assets and the business model in which financial assets are held. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities. The new standard supersedes all previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39. IFRS 9 is effective for annual periods beginning on April 1, 2018 for CAE, with earlier application permitted. We are currently evaluating the impact of the new standard on our consolidated financial statements.

IFRS 15 - Revenue from contracts with customers

In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers. The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also intends to enhance disclosures on revenue. IFRS 15 supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. IFRS 15 is effective for annual periods beginning on April 1, 2018 for CAE, with earlier application permitted. We are currently evaluating the impact of the new standard on our consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16 - Leases. The new standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model for the lessee under which a lease liability and a right-of-use asset is recognized for all leases with a term of more than 12 months. IFRS 16 also substantially carries forward the lessor accounting requirements; accordingly, a lessor continues to classify its leases as operating leases or finance leases. IFRS 16 supersedes
IAS 17 - Leases and related interpretations. IFRS 16 is effective for annual periods beginning on April 1, 2019 for CAE, with earlier application permitted for companies that also apply IFRS 15. We are currently evaluating the impact of the new standard on our consolidated financial statements.

12.  CONTROLS AND PROCEDURES

In the first quarter ended June 30, 2016, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

On May 2, 2016, we acquired LMCFT. In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of LMCFT. LMCFT utilizes separate information systems and processes. We have begun to integrate LMCFT’s internal controls, policies and procedures with our internal controls, policies and procedures. This integration process is expected to be completed during fiscal 2017. LMCFT’s contribution to our consolidated financial statements for the quarter ended June 30, 2016 was approximately 2% of consolidated revenues and 1% of consolidated segment operating income. Additionally, at June 30, 2016, LMCFT’s total assets and total liabilities were 2% and 4% of consolidated total assets and liabilities, respectively.

13. SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2017
Revenue	$651.6	(1)	(1)	(1)	651.6
Net income	$69.3	(1)	(1)	(1)	69.3
Equity holders of the Company
Continuing operations	$68.7	(1)	(1)	(1)	68.7
Discontinued operations	$(0.1)	(1)	(1)	(1)	(0.1)
Non-controlling interests	$0.7	(1)	(1)	(1)	0.7
Basic and diluted EPS attributable to equity holders of the Company	$0.25	(1)	(1)	(1)	0.25
Continuing operations	$0.25	(1)	(1)	(1)	0.25
Discontinued operations	$-	(1)	(1)	(1)	-
Earnings per share before specific items	$0.26	(1)	(1)	(1)	0.26
Average number of shares outstanding (basic)	269.3	(1)	(1)	(1)	269.3
Average number of shares outstanding (diluted)	269.6	(1)	(1)	(1)	269.6
Average exchange rate, U.S. dollar to Canadian dollar	1.29	(1)	(1)	(1)	1.29
Average exchange rate, Euro to Canadian dollar	1.46	(1)	(1)	(1)	1.46
Average exchange rate, British pound to Canadian dollar	1.85	(1)	(1)	(1)	1.85
Fiscal 2016
Revenue	$557.0	616.8	616.3	722.5	2,512.6
Net income	$44.5	69.2	56.9	59.7	230.3
Equity holders of the Company
Continuing operations	$44.9	75.3	57.9	61.2	239.3
Discontinued operations	$(0.5)	(6.5)	(0.2)	(2.4)	(9.6)
Non-controlling interests	$0.1	0.4	(0.8)	0.9	0.6
Basic and diluted EPS attributable to equity holders of the Company	$0.17	0.26	0.21	0.22	0.85
Continuing operations	$0.17	0.28	0.21	0.23	0.89
Discontinued operations	$-	(0.02)	-	(0.01)	(0.04)
Earnings per share before specific items	0.19	0.18	0.22	0.27	0.86
Average number of shares outstanding (basic)	267.4	268.6	269.3	269.9	268.8
Average number of shares outstanding (diluted)	267.8	268.9	269.7	270.2	269.2
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.31	1.33	1.38	1.31
Average exchange rate, Euro to Canadian dollar	1.36	1.46	1.46	1.52	1.45
Average exchange rate, British pound to Canadian dollar	1.88	2.03	2.02	1.97	1.98
Fiscal 2015
Revenue	$526.2	529.4	559.1	631.6	2,246.3
Net income	$41.6	42.5	52.9	67.7	204.7
Equity holders of the Company
Continuing operations	$43.8	42.0	52.1	63.3	201.2
Discontinued operations	$(2.0)	0.9	0.9	0.8	0.6
Non-controlling interests	$(0.2)	(0.4)	(0.1)	3.6	2.9
Basic and diluted EPS attributable to equity holders of the Company	$0.16	0.16	0.20	0.24	0.76
Continuing operations	$0.17	0.16	0.20	0.24	0.76
Discontinued operations	$(0.01)	-	-	-	-
Average number of shares outstanding (basic)	263.9	264.7	265.5	266.4	265.1
Average number of shares outstanding (diluted)	265.0	265.6	266.4	267.4	266.0
Average exchange rate, U.S. dollar to Canadian dollar	1.09	1.09	1.14	1.24	1.14
Average exchange rate, Euro to Canadian dollar	1.50	1.44	1.42	1.40	1.44
Average exchange rate, British pound to Canadian dollar	1.84	1.82	1.80	1.88	1.83

(1) Not available

CAE First Quarter Report 2017 | 26

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

		June 30	March 31
(amounts in millions of Canadian dollars)	Notes	2016	2016
Assets
Cash and cash equivalents		$345.0	$485.6
Accounts receivable	5	519.5	500.0
Contracts in progress: assets		327.9	339.1
Inventories		342.3	278.3
Prepayments		94.4	86.3
Income taxes recoverable		20.4	34.5
Derivative financial assets	13	25.9	24.2
Assets held for sale	3	1.5	1.6
Total current assets		$1,676.9	$1,749.6
Property, plant and equipment		1,511.8	1,473.1
Intangible assets		938.7	929.2
Investment in equity accounted investees		353.4	345.1
Deferred tax assets		51.5	46.8
Derivative financial assets	13	22.3	19.8
Other assets		429.8	433.1
Total assets		$4,984.4	$4,996.7

Liabilities and equity
Accounts payable and accrued liabilities		$760.7	$832.8
Provisions		29.7	30.0
Income taxes payable		8.9	11.3
Contracts in progress: liabilities		200.9	174.7
Current portion of long-term debt		49.1	119.3
Derivative financial liabilities	13	21.4	24.7
Liabilities held for sale	3	0.5	0.1
Total current liabilities		$1,071.2	$1,192.9
Provisions	4	52.2	10.2
Long-term debt		1,176.2	1,153.6
Royalty obligations		138.1	135.3
Employee benefit obligations		230.0	168.0
Deferred gains and other non-current liabilities	4	209.7	172.7
Deferred tax liabilities		195.1	213.1
Derivative financial liabilities	13	6.4	10.6
Total liabilities		$3,078.9	$3,056.4
Equity
Share capital		$608.8	$601.7
Contributed surplus		19.0	18.3
Accumulated other comprehensive income		189.6	220.7
Retained earnings		1,036.4	1,048.0
Equity attributable to equity holders of the Company		$1,853.8	$1,888.7
Non-controlling interests		51.7	51.6
Total equity		$1,905.5	$1,940.3
Total liabilities and equity		$4,984.4	$4,996.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2017 | 27

Consolidated Interim Financial Statements

Consolidated Income Statement

Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2016	2015
Continuing operations
Revenue	14	$651.6	$557.0
Cost of sales		461.6	399.4
Gross profit		$190.0	$157.6
Research and development expenses		25.0	20.8
Selling, general and administrative expenses		80.6	71.8
Other losses (gains) – net	10	2.7	(4.7)
After tax share in profit of equity accounted investees	14	(10.4)	(11.5)
Restructuring, integration and acquisition costs	11	3.1	7.7
Operating profit		$89.0	$73.5
Finance income	6	(2.3)	(2.0)
Finance expense	6	22.0	20.7
Finance expense – net		$19.7	$18.7
Earnings before income taxes		$69.3	$54.8
Income tax (recovery) expense		(0.1)	9.8
Earnings from continuing operations		$69.4	$45.0
Discontinued operations
Loss from discontinued operations	3	(0.1)	(0.5)
Net income		$69.3	$44.5
Attributable to:
Equity holders of the Company		$68.6	$44.4
Non-controlling interests		0.7	0.1
		$69.3	$44.5
Earnings per share from continuing and discontinued
operations attributable to equity holders of the Company
Basic and diluted – continuing operations	8	$0.25	$0.17
Basic and diluted – discontinued operations	8	-	-
		$0.25	$0.17

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE First Quarter Report 2017

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive (Loss) Income

Three months ended June 30
(amounts in millions of Canadian dollars)	2016	2015
Net income	$69.3	$44.5
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$(32.8)	$(1.2)
Net (loss) gain on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(1.3)	8.7
Reclassification to income or to the related non-financial asset	(1.1)	(4.0)
Income taxes	2.6	0.6
	$(32.6)	$4.1
Net change in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$6.2	$1.3
Reclassification to income	2.5	5.3
Income taxes	(2.3)	(1.8)
	$6.4	$4.8
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial asset	$(0.1)	$0.1
	$(0.1)	$0.1
Share in the other comprehensive income of equity accounted investees
Share in the other comprehensive income of equity accounted investees	$(5.4)	$(5.3)
	$(5.4)	$(5.3)
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	$(60.4)	$38.9
Income taxes	16.2	(10.6)
	$(44.2)	$28.3
Other comprehensive (loss) income	$(75.9)	$32.0
Total comprehensive (loss) income	$(6.6)	$76.5
Attributable to:
Equity holders of the Company	$(6.7)	$76.1
Non-controlling interests	0.1	0.4
	$(6.6)	$76.5
Total comprehensive (loss) income attributable to equity holders of the Company:
Continuing operations	$(6.6)	$75.1
Discontinued operations	(0.1)	1.0
	$(6.7)	$76.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2017 | 29

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity
		Attributable to equity holders of the Company
Three months ended June 30, 2016		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		269,634,816	$601.7	$18.3	$220.7	$1,048.0	$1,888.7	$51.6	$1,940.3
Net income		-	$-	$-	$-	$68.6	$68.6	$0.7	$69.3
Other comprehensive income (loss):
Foreign currency translation		-	-	-	(32.0)	-	(32.0)	(0.6)	(32.6)
Net change in cash flow hedges		-	-	-	6.4	-	6.4	-	6.4
Net change in available-for-sale financial instruments		-	-	-	(0.1)	-	(0.1)	-	(0.1)
Share in the other comprehensive income of
equity accounted investees		-	-	-	(5.4)	-	(5.4)	-	(5.4)
Defined benefit plan remeasurements		-	-	-	-	(44.2)	(44.2)	-	(44.2)
Total comprehensive income (loss)		-	$-	$-	$(31.1)	$24.4	$(6.7)	$0.1	$(6.6)
Stock options exercised		583,100	7.1	-	-	-	7.1	-	7.1
Optional cash purchase		1,336	-	-	-	-	-	-	-
Common shares repurchased and cancelled	8	(1,195,300)	(2.7)	-	-	(15.8)	(18.5)	-	(18.5)
Transfer upon exercise of stock options		-	1.5	(1.5)	-	-	-	-	-
Share-based payments		-	-	2.2	-	-	2.2	-	2.2
Stock dividends	8	73,224	1.2	-	-	(1.2)	-	-	-
Cash dividends	8	-	-	-	-	(19.0)	(19.0)	-	(19.0)
Balances, end of period		269,097,176	$608.8	$19.0	$189.6	$1,036.4	$1,853.8	$51.7	$1,905.5
		Attributable to equity holders of the Company
Three months ended June 30, 2015		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		266,903,070	$559.0	$19.1	$177.3	$879.8	$1,635.2	$51.2	$1,686.4
Net income		-	$-	$-	$-	$44.4	$44.4	$0.1	$44.5
Other comprehensive income (loss):
Foreign currency translation		-	-	-	3.8	-	3.8	0.3	4.1
Net change in cash flow hedges		-	-	-	4.8	-	4.8	-	4.8
Net change in available-for-sale financial instruments		-	-	-	0.1	-	0.1	-	0.1
Share in the other comprehensive income of
equity accounted investees		-	-	-	(5.3)	-	(5.3)	-	(5.3)
Defined benefit plan remeasurements		-	-	-	-	28.3	28.3	-	28.3
Total comprehensive income		-	$-	$-	$3.4	$72.7	$76.1	$0.4	$76.5
Stock options exercised		1,269,550	11.6	-	-	-	11.6	-	11.6
Optional cash purchase		1,065	-	-	-	-	-	-	-
Transfer upon exercise of stock options		-	3.5	(3.5)	-	-	-	-	-
Share-based payments		-	-	1.3	-	-	1.3	-	1.3
Stock dividends	8	407,652	6.0	-	-	(6.0)	-	-	-
Cash dividends	8	-	-	-	-	(12.9)	(12.9)	-	(12.9)
Balances, end of period		268,581,337	$580.1	$16.9	$180.7	$933.6	$1,711.3	$51.6	$1,762.9
The balance of retained earnings and accumulated other comprehensive income as at June 30, 2016 was $1,226.0 million (2015 – $1,114.3 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

30 | CAE First Quarter Report 2017

Consolidated Statement of Cash Flows

Three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2016	2015
Operating activities
Earnings from continuing operations		$69.4	$45.0
Adjustments for:
Depreciation of property, plant and equipment	14	32.1	28.1
Amortization of intangible and other assets	14	24.7	22.0
After tax share in profit of equity accounted investees		(10.4)	(11.5)
Deferred income taxes		(6.4)	3.8
Investment tax credits		(4.9)	(8.7)
Share-based compensation		(1.6)	(0.9)
Defined benefit pension plans		2.1	3.9
Amortization of other non-current liabilities		(21.8)	(9.8)
Other		23.6	(5.1)
Changes in non-cash working capital	12	(52.6)	(113.2)
Net cash provided by (used in) operating activities		$54.2	$(46.4)
Investing activities
Business combinations, net of cash and cash equivalents acquired	4	$(10.9)	$(0.7)
Capital expenditures for property, plant and equipment		(54.7)	(23.6)
Proceeds from disposal of property, plant and equipment		1.1	0.1
Capitalized development costs		(8.4)	(7.1)
Enterprise resource planning (ERP) and other software		(2.5)	(2.5)
Net (payments to) proceeds from equity accounted investees		(6.1)	0.3
Dividends received from equity accounted investees		1.4	12.3
Other		0.9	0.2
Net cash used in investing activities		$(79.2)	$(21.0)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities		$98.5	$133.0
Repayment of borrowing under revolving unsecured credit facilities		(98.5)	(106.7)
Proceeds from long-term debt		7.9	6.5
Repayment of long-term debt		(80.3)	(5.5)
Repayment of finance lease		(6.3)	(3.9)
Dividends paid		(19.0)	(12.9)
Common stock issuance		7.1	11.6
Repurchase of common shares	8	(18.5)	-
Net cash (used in) provided by financing activities		$(109.1)	$22.1
Effect of foreign exchange rate changes on cash
and cash equivalents		$(6.5)	$(0.5)
Net decrease in cash and cash equivalents		$(140.6)	$(45.8)
Cash and cash equivalents, beginning of period		485.6	330.2
Cash and cash equivalents, end of period		$345.0	$284.4
Supplemental information:
Dividends received		$1.4	$12.3
Interest paid		9.9	10.0
Interest received		2.6	2.4
Income taxes paid (net)		5.0	7.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements

(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 10, 2016.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)     Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)    Defence and Security – Is a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety;

(iii)   Healthcare – Designs and manufactures simulators, audiovisual and simulation centre management solutions, develops courseware and offers services for training of medical, nursing and allied healthcare students as well as clinicians in educational institutions, hospitals and defence organizations.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Aviation Training Solutions segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

Order intake for the Defence and Security segment can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2016, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2016.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada
Handbook – Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, available-for-sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

32 | CAE First Quarter Report 2017

Use of judgements, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2016, with the exception of changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

NOTE 2 – cHANGES IN ACCOUNTING POLICIES

New and amended standards adopted by the Company

The amendments to IFRS effective for the fiscal year 2017 have no material impact on the Company’s consolidated financial statements results.

New and amended standards not yet adopted by the Company

IFRS 9 - Financial Instruments

In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on the characteristics of the contractual cash flows of the financial assets and the business model in which financial assets are held. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities. The new standard supersedes all previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39. IFRS 9 is effective for annual periods beginning on April 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

IFRS 15 - Revenue from contracts with customers

In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers. The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also intends to enhance disclosures on revenue. IFRS 15 supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. IFRS 15 is effective for annual periods beginning on April 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16 - Leases. The new standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model for the lessee under which a lease liability and a right-of-use asset is recognized for all leases with a term of more than 12 months. IFRS 16 also substantially carries forward the lessor accounting requirements; accordingly, a lessor continues to classify its leases as operating leases or finance leases. IFRS 16 supersedes
IAS 17 - Leases and related interpretations. IFRS 16 is effective for annual periods beginning on April 1, 2019 for the Company, with earlier application permitted for companies that also apply IFRS 15. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

NOTE 3 – Net assets held for sale and discontinued operations

During the second quarter of fiscal 2016, the Company completed the sale of its mining division known as Datamine for an amount totaling $31.2 million including the finalization of the working capital adjustment and excluding a potential consideration of up to $5.5 million that is contingent on certain financial results being met. Remaining as held for sale are certain net assets excluded from the transaction, consisting mainly of inventories.

The assets and liabilities classified as held for sale are as follows:
	June 30	March 31
	2016	2016
Current assets(1)	$1.3	$1.4
Other non-current assets	0.2	0.2
Assets held for sale	$1.5	$1.6
Current liabilities	$0.5	$0.1
Liabilities held for sale	$0.5	$0.1
Net assets held for sale	$1.0	$1.5
(1) Includes cash and cash equivalents

CAE First Quarter Report 2017 | 33

Notes to the Consolidated Interim Financial Statements

Analysis of the result of discontinued operations is as follows:

Three months ended June 30	2016	2015
Revenue	$-	$7.4
Expenses	0.1	7.4
(Loss) earnings before income taxes	$(0.1)	$-
Income tax expense	-	0.5
Loss from discontinued operations	$(0.1)	$(0.5)

Three months ended June 30	2016	2015
Net cash provided by operating activities	$-	$1.3
Net cash used in investing activities	-	(0.6)

NOTE 4 – BUSINESS COMBINATIONS

On May 2, 2016, the Company acquired 100% of the shares of Lockheed Martin Commercial Flight Training (LMCFT), a provider of aviation simulation training equipment and services for a purchase consideration of $25.7 million. The transaction includes cash remaining in the company at closing. With this acquisition, the Company will expand its customer installed base of commercial flight simulators and obtain a number of useful assets including full-flight simulators, simulator parts and equipment, facilities, technology and a talented workforce. Total acquisition costs incurred during the first quarter and relating to LMCFT amount to $0.2 million and were included in restructuring, integration and acquisition costs in the consolidated income statement.

The preliminary determination of the fair value of the identifiable assets acquired and liabilities assumed is included in the table below. The fair value of the acquired identifiable intangible assets and goodwill of $20.6 million is provisional until the valuation for those assets are finalized. The preliminary goodwill of $2.7 million arising from the acquisition of LMCFT is attributable to the advantages gained, which include:

−    Expansion of CAE’s customer installed base of commercial flight simulators;

−    Experienced workforce with subject matter expertise.

The fair value and the gross contractual amount of the acquired accounts receivable were $8.6 million.

The revenue and segment operating income included in the consolidated income statement from LMCFT since the acquisition date is               $11.6 million and $0.9 million respectively. Had LMCFT been consolidated from April 1, 2016, the consolidated income statement would have shown revenue and segment operating income of $13.4 million and $1.1 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company. The amounts are provided as supplemental information and are not indicative of the Company’s future performance.

Net assets acquired and liabilities assumed arising from the acquisition are as follows:

Total
Current assets(1)	$66.7
Current liabilities	(60.0)
Property, plant and equipment	39.7
Non-current assets	5.9
Intangible assets(2)	20.6
Non-current liabilities	(62.0)
Fair value of the net assets acquired, excluding cash and cash equivalents	$10.9
Cash and cash equivalents acquired	12.6
Total purchase consideration, settled in cash	$23.5
Transaction costs paid on behalf of the seller	2.2
Total purchase consideration	$25.7

(1) Excluding cash on hand.
(2)Goodwill, included in intangible assets, is not deductible for tax purposes.

The net assets, including goodwill, of LMCFT are included in the Civil Aviation Training Solutions segment.

CAE First Quarter Report 2017 | 34

Changes in goodwill are as follows:

Three months ended June 30	2016	2015
Net book value, beginning of period	$556.6	$487.4
Acquisition of subsidiaries	2.7	-
Exchange differences	(5.4)	(0.5)
Net book value, end of period	$553.9	$486.9

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:
	June 30	March 31
	2016	2016
Current trade receivables	$172.6	$187.8
Past due trade receivables
1-30 days	59.5	35.7
31-60 days	22.5	20.2
61-90 days	15.8	17.5
Greater than 90 days	45.0	48.9
Allowance for doubtful accounts	(15.0)	(15.7)
Total trade receivables	$300.4	$294.4
Accrued receivables	126.6	110.2
Receivables from related parties (Note 15)	40.0	42.6
Other receivables	52.5	52.8
Total accounts receivable	$519.5	$500.0

NOTE 6 – Debt facilities and finance EXPENSE – NET

Long-term debt

As part of the acquisition of LMCFT, the Company acquired leases for simulators in Asia. This represents a finance lease obligation of $26.3 million as at June 30, 2016.

Finance expense – net

Three months ended June 30	2016	2015
Finance expense:
Long-term debt (other than finance leases)	$13.5	$14.0
Finance leases	2.8	2.6
Royalty obligations	2.5	2.1
Employee benefit obligations	1.3	1.4
Financing cost amortization	0.3	0.4
Provisions and other non-current liabilities	-	0.2
Other	2.4	1.1
Borrowing costs capitalized (1)	(0.8)	(1.1)
Finance expense	$22.0	$20.7
Finance income:
Loans and finance lease contracts	$(1.9)	$(1.8)
Other	(0.4)	(0.2)
Finance income	$(2.3)	$(2.0)
Finance expense – net	$19.7	$18.7
(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.55% for the three months ended June 30, 2016 (2015 – 4.00%).

35 | CAE First Quarter Report 2017

Notes to the Consolidated Interim Financial Statements

NOTE 7 – GOVERNMENT ASSISTANCE

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects New Core Markets and Innovate:

Three months ended June 30	2016	2015
Outstanding contribution receivable, beginning of period	$7.7	$8.8
Contributions	8.2	6.1
Payments received	(7.9)	(7.1)
Outstanding contribution receivable, end of period	$8.0	$7.8

The aggregate contributions recognized for all programs are as follows:

Three months ended June 30	2016	2015
Contributions credited to capitalized expenditures:
Project New Core Markets	$0.2	$0.1
Project Innovate	1.3	1.1
Contributions credited to income:
Project New Core Markets	0.7	0.5
Project Innovate	6.0	4.4
Total contributions:
Project New Core Markets	$0.9	$0.6
Project Innovate	7.3	5.5

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

NOTE 8 –Share capital, Earnings per share and dividends

Share Capital

Repurchase and cancellation of common shares

On February 19, 2016, the Company announced that it received approval from the Toronto Stock Exchange (TSX) to purchase, by way of a normal course issuer bid (NCIB), up to 5,398,643 of its common shares, representing 2% of the 269,932,164 issued and outstanding common shares as of February 12, 2016. The NCIB began on February 23, 2016 and will end on February 22, 2017 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases are made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended June 30, 2016, the Company repurchased and cancelled a total of 1,195,300 common shares under the NCIB, at a weighted average price of $15.50 per common share, for a total consideration of $18.5 million. The excess of the shares’ repurchase value over their carrying amount of $15.8 million was charged to retained earnings as share repurchase premiums.

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

Three months ended June 30	2016	2015
Weighted average number of common shares outstanding	269,268,447	267,424,196
Effect of dilutive stock options	305,457	370,301
Weighted average number of common shares outstanding for diluted earnings per share calculation	269,573,904	267,794,497

As at June 30, 2016, options to acquire 2,026,900 common shares (2015 – 1,640,300) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends

The dividends declared for the first quarter of fiscal 2017 were $20.2 million or $0.075 per share (2016 – $18.9 million or $0.07 per share).

CAE First Quarter Report 2017 | 36

NOTE 9 – EMPLOYEE compensation

The total employee compensation expense recognized in the determination of net income is as follows:

Three months ended June 30	2016	2015
Salaries and other short-term employee benefits	$209.0	$179.9
Share-based payments, net of equity swap	8.7	7.5
Post-employment benefits – defined benefit plans(1)	7.8	8.9
Post-employment benefits – defined contribution plans	2.5	2.3
Termination benefits	2.5	8.3
Total employee compensation expense	$230.5	$206.9
(1) Includes net interest on employee benefit obligations.

NOTE 10 – other (LOSSES) gains – net

Three months ended June 30	2016	2015
Disposal of property, plant and equipment	$(0.3)	$0.1
Net foreign exchange (losses) gains	(2.1)	3.2
Other	(0.3)	1.4
Other (losses) gains – net	$(2.7)	$4.7

NOTE 11 – Restructuring, INTEGRATION AND ACQUISITION costs

Three months ended June 30	2016	2015
Restructuring costs	$2.5	$7.7
Integration costs	0.4	-
Acquisition costs (Note 4)	0.2	-
Restructuring, integration and acquisition costs	$3.1	$7.7

Restructuring costs

Restructuring costs are related to the Company’s process improvement program implemented during the first quarter of fiscal year 2016 and to the acquisition of LMCFT on May 2, 2016. These costs consist mainly of severances and other related costs, including the associated employee benefits obligation expense.

Integration costs

Integration costs represent incremental costs directly related to the integration of LMCFT in the Company’s ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities.

Acquisition costs

Acquisition costs represent costs directly related to the acquisition of LMCFT. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

Changes in the restructuring provision are as follows:

Three months ended June 30	2016	2015
Provision, beginning of period	$22.4	$4.7
Additions	2.5	8.8
Amounts used	(5.5)	(2.1)
Unused amounts reversed	-	(1.1)
Exchange differences	(0.5)	-
Provision, end of period	$18.9	$10.3
Less : current portion	14.8	10.3
Long-term portion	$4.1	$-

37 | CAE First Quarter Report 2017

Notes to the Consolidated Interim Financial Statements

NOTE 12 – SUPPLEMENTARY CASH FLOWS information

Changes in non-cash working capital are as follows:

Three months ended June 30	2016	2015
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(13.2)	$(1.5)
Contracts in progress: assets	5.8	(43.5)
Inventories	(3.5)	(4.2)
Prepayments	(3.4)	(1.0)
Income taxes recoverable	10.9	5.7
Accounts payable and accrued liabilities	(81.2)	(72.6)
Provisions	(3.4)	4.7
Income taxes payable	0.2	(1.6)
Contracts in progress: liabilities	35.2	0.8
Changes in non-cash working capital	$(52.6)	$(113.2)

NOTE 13 – Fair value of financial Instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions and are used when external data is not available. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately, is determined using valuation techniques and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)   The fair value of the available-for-sale investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)   The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(v)    The fair value of provisions, long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

CAE First Quarter Report 2017 | 38

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows at June 30, 2016:

							Carrying Value			Fair Value
	At		Available-		Loans &
	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$345.0		$-		$-		$-		$345.0	$345.0
Accounts receivable	-		-		498.9	(3)	-		498.9	498.9
Contracts in progress: assets	-		-		327.9		-		327.9	327.9
Derivative financial assets	12.5		-		-		35.7		48.2	48.2
Other assets	26.8	(4)	1.5	(5)	162.5	(6)	-		190.8	213.5
	$384.3		$1.5		$989.3		$35.7		$1,410.8	$1,433.5

							Carrying Value			Fair Value
					Other
			At		Financial
		FVTPL		(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$513.3	(7)	$-		$513.3	$513.3
Provisions			0.4		57.6		-		58.0	58.0
Total long-term debt			-		1,228.6	(8)	-		1,228.6	1,331.0
Other non-current liabilities			-		149.2	(9)	-		149.2	158.6
Derivative financial liabilities			8.9		-		18.9		27.8	27.8
			$9.3		$1,948.7		$18.9		$1,976.9	$2,088.7

The carrying values and fair values of financial instruments, by class, were as follows at March 31, 2016:

							Carrying Value			Fair Value
	At		Available-		Loans &
	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$485.6		$-		$-		$-		$485.6	$485.6
Accounts receivable	-		-		481.3	(3)	-		481.3	481.3
Contracts in progress: assets	-		-		339.1		-		339.1	339.1
Derivative financial assets	9.0		-		-		35.0		44.0	44.0
Other assets	27.0	(4)	1.6	(5)	163.7	(6)	-		192.3	213.7
	$521.6		$1.6		$984.1		$35.0		$1,542.3	$1,563.7

							Carrying Value			Fair Value
					Other
			At		Financial
		FVTPL		(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$603.1	(7)	$-		$603.1	$603.1
Provisions			0.6		32.8		-		33.4	33.4
Total long-term debt			-		1,276.4	(8)	-		1,276.4	1,363.5
Other non-current liabilities			-		144.2	(9)	-		144.2	146.9
Derivative financial liabilities			13.1		-		22.2		35.3	35.3
			$13.7		$2,056.5		$22.2		$2,092.4	$2,182.2
(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

39 | CAE First Quarter Report 2017

Notes to the Consolidated Interim Financial Statements

The Company did not elect to voluntarily designate any financial instruments at FVTPL; moreover, there have not been any changes to the classification of the financial instruments since inception.

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial instruments, by class, which are recognized at fair value:

			June 30			March 31
			2016			2016
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$345.0	$-	$345.0	$485.6	$-	$485.6
Restricted cash	26.8	-	26.8	27.0	-	27.0
Forward foreign currency contracts	8.5	-	8.5	6.3	-	6.3
Embedded foreign currency derivatives	2.7	-	2.7	2.7	-	2.7
Equity swap agreements	1.3	-	1.3	-	-	-
Available-for-sale	-	1.5	1.5	-	1.6	1.6
Derivatives designated in a hedge relationship
Forward foreign currency contracts	16.4	-	16.4	16.9	-	16.9
Foreign currency swap agreements	19.3	-	19.3	18.1	-	18.1
	$420.0	$1.5	$421.5	$556.6	$1.6	$558.2
Financial liabilities
At FVTPL
Contingent consideration arising on business combinations	$-	$0.4	$0.4	$-	$0.6	$0.6
Forward foreign currency contracts	8.9	-	8.9	12.6	-	12.6
Equity swap agreements	-	-	-	0.5	-	0.5
Derivatives designated in a hedge relationship
Forward foreign currency contracts	17.9	-	17.9	20.9	-	20.9
Interest rate swap agreements	1.0	-	1.0	1.3	-	1.3
	$27.8	$0.4	$28.2	$35.3	$0.6	$35.9

Changes in Level 3 financial instruments are as follows:

Three months ended June 30	2016	2015
Balance, beginning of period	$1.0	$0.1
Total realized and unrealized gains:
Included in other comprehensive income	(0.1)	0.1
Issued and settled	0.2	0.7
Balance, end of period	$1.1	$0.9

40 | CAE First Quarter Report 2017

Notes to the Consolidated Interim Financial Statements

NOTE 14 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended June 30	2016	2015	2016	2015	2016	2015	2016	2015
External revenue	$371.6	$336.2	$257.3	$196.9	$22.7	$23.9	$651.6	$557.0
Depreciation and amortization
Property, plant and equipment	27.2	23.9	4.2	3.5	0.7	0.7	32.1	28.1
Intangible and other assets	8.4	7.2	13.7	12.0	2.6	2.8	24.7	22.0
Write-downs (reversals of write-downs)
of accounts receivable – net	(0.9)	0.7	-	-	0.1	-	(0.8)	0.7
After tax share in profit of equity
accounted investees	8.8	10.1	1.6	1.4	-	-	10.4	11.5
Segment operating income	63.8	57.0	28.4	23.6	(0.1)	0.6	92.1	81.2

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

Three months ended June 30							2016	2015
Civil Aviation Training Solutions							$35.7	$28.6
Defence and Security							28.3	3.8
Healthcare							1.6	0.9
Total capital expenditures							$65.6	$33.3

Operating profit
The following table provides a reconciliation between total segment operating income and operating profit:

Three months ended June 30							2016	2015
Total segment operating income							$92.1	$81.2
Restructuring, integration and acquisition costs (Note 11)							(3.1)	(7.7)
Operating profit							$89.0	$73.5

CAE First Quarter Report 2017 | 41

Notes to the Consolidated Interim Financial Statements

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:
	June 30	March 31
	2016	2016
Assets employed
Civil Aviation Training Solutions	$2,742.6	$2,627.9
Defence and Security	1,267.4	1,234.1
Healthcare	248.4	253.6
Assets classified as held for sale (Note 3)	1.5	1.6
Assets not included in assets employed	724.5	879.5
Total assets	$4,984.4	$4,996.7
Liabilities employed
Civil Aviation Training Solutions	$715.2	$610.8
Defence and Security	443.8	513.8
Healthcare	38.0	47.6
Liabilities classified as held for sale (Note 3)	0.5	0.1
Liabilities not included in liabilities employed	1,881.4	1,884.1
Total liabilities	$3,078.9	$3,056.4

Products and services information
The Company's revenue from external customers for its products and services are as follows:

Three months ended June 30	2016	2015
Revenue
Simulation products	$279.7	$245.6
Training and services	371.9	311.4
	$651.6	$557.0

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers.     Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

Three months ended June 30	2016	2015
Revenue from external customers
Canada	$64.7	$47.7
United States	215.9	203.7
United Kingdom	65.3	63.3
Germany	20.5	15.4
Netherlands	21.3	15.7
Other European countries	86.9	78.8
United Arab Emirates	19.2	17.1
China	41.6	40.9
Other Asian countries	81.9	41.0
Australia	15.8	15.1
Other countries	18.5	18.3
	$651.6	$557.0

42 | CAE First Quarter Report 2017

Notes to the Consolidated Interim Financial Statements

	June 30	March 31
	2016	2016
Non-current assets other than financial instruments and deferred tax assets
Canada	$1,023.1	$1,002.8
United States	901.3	880.7
Brazil	126.1	100.7
United Kingdom	212.5	245.8
Luxembourg	183.1	186.7
Netherlands	150.3	121.6
Other European countries	261.1	265.3
Asian countries	115.4	114.0
Other countries	70.0	70.6
	$3,042.9	$2,988.2

NOTE 15 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures:

	June 30	March 31
	2016	2016
Accounts receivable (Note 5)	$40.0	$42.6
Contracts in progress: assets	23.9	34.5
Other assets	23.6	21.9
Accounts payable and accrued liabilities	12.2	20.1
Contracts in progress: liabilities	3.8	4.3

Other assets include a finance lease receivable of $14.2 million (March 31, 2016 – $14.8 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $6.0 million (March 31, 2016 – $0.6 million) maturing in
December 2017, August 2018 and June 2026 and carrying respectively interest rates of 11%, 5% per annum, and floating rate of EURIBOR plus a spread of 2.50% up to December 2016, thereafter a fixed interest rate of ten years Euro swap rate plus a spread of 2.50%, and long-term interest free receivables of $3.4 million (March 31, 2016 – $6.5 million) with no repayment term. As at June 30, 2016 and March 31, 2016, there are no provisions held against any of the receivables from related parties.

The following table presents the Company’s transactions with its joint ventures:

Three months ended June 30	2016	2015
Revenue	$19.0	$20.0
Purchases	0.6	1.2
Other income	0.4	0.7

In addition, during the first quarter of fiscal 2017, transactions amounting to $0.4 million (2016 – $0.5 million) were made, at normal market prices, with organizations of which some of the Company’s directors are officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

Three months ended June 30	2016	2015
Salaries and other short-term employee benefits	$1.6	$0.9
Post-employment benefits – defined benefit plans(1)	0.3	0.3
Share-based payments	5.1	2.1
	$7.0	$3.3
(1) Includes net interest on employee benefit obligations.

CAE First Quarter Report 2017 | 43